Dreyfus Premier Growth and Income Fund

SEMIANNUAL REPORT March 31, 2008




BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

2 A Letter from the CEO

3 Discussion of Fund Performance

6 Understanding Your Fund's Expenses

6 Comparing Your Fund's Expenses
   With Those of Other Funds

7 Statement of Investments

11 Statement of Assets and Liabilities

12 Statement of Operations

13 Statement of Changes in Net Assets

15 Financial Highlights

20 Notes to Financial Statements

28 Information About the Review and Approval
   of the Fund's Management Agreement

FOR MORE INFORMATION

Back Cover

The Fund



A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Growth and Income Fund, covering the six-month period from October 1, 2007, through March 31, 2008.

The reporting period proved to be one of the more challenging times for equity investors during this recent bull market run. The U.S. economy continues to sputter under the weight of a weakening housing market, and a credit crisis that originated in the U.S. sub-prime mortgage sector continues to disrupt other areas of the financial markets. These developments dampened investor sentiment and produced heightened volatility in many segments of the stock market. Financial stocks were hit particularly hard due to sub-prime related write-downs, as were other market sectors that historically have been considered sensitive to economic downturns.

The Federal Reserve Board and the U.S. government have adopted stimulative monetary and fiscal policies in an effort to boost market liquidity and the economy. While it is too early to tell how effective their actions will be, the time is right to position your portfolio for the investment challenges and opportunities that may arise. As always, we encourage you to stay in close contact with your financial advisor, who can help you maintain a disciplined approach and a long-term perspective, which historically have been key to investment success over the long run.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
April 15, 2008



DISCUSSION OF FUND PERFORMANCE

For the period of October 1, 2007, through March 31, 2008, as provided by John B. Jares, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended March 31, 2008, Dreyfus Premier Growth and Income Fund's Class A shares produced a –13.60% total return, Class B shares produced a –14.01% total return, Class C shares produced a –13.95% total return, Class I shares produced a –16.81% total return and Class T shares produced a –14.02% total return.[1] In comparison, the fund's benchmark, the Standard & Poor's 500 Composite Stock Price Index, produced a total return of –12.46% for the same period.[2] The Russell 1000 Growth Index, which more closely reflects the fund's current composition, returned 10.87% over the reporting period.[3]

The collapse of the sub-prime mortgage market and the spread of a credit crisis to other financial markets contributed to double-digit declines in U.S. equity markets. The fund produced lower returns than its benchmark due to shortfalls in our security selection and sector allocation strategies in the information technology, energy and industrials sectors.

The Fund's Investment Approach

The fund seeks long-term capital growth, current income and growth of income, consistent with reasonable investment risk, by investing primarily in domestic and foreign stocks that may include common, preferred and convertible securities, including those issued in initial public offerings. When choosing stocks, we use a "growth" style of investing, searching for companies whose fundamental strengths suggest the potential for superior earnings growth over time. We use a consistent, "bottom-up" approach that emphasizes individual stock selection, and we perform qualitative and quantitative in-house research to determine whether a stock meets our investment criteria. Income is primarily generated from dividend-paying stocks.

Economic and Credit Woes Weighed on Equity Markets

The implosion of the sub-prime mortgage market and a spreading credit crisis were the primary drivers of negative stock market performance, as major commercial and investment banks suffered massive losses that dampened market liquidity and general business activity. Economic worries, including sluggish consumer spending, rising unemployment and inflation fears, further eroded investor sentiment. Despite aggressive efforts by the Federal Reserve Board to stabilize the financial markets and inject liquidity into the banking system, credit conditions remained depressed as of the end of the reporting period.

Stock Picks and Sector Allocations Hurt Relative Performance

In this volatile investment environment, the fund suffered shortfalls in several market sectors. Information technology companies generally encountered sluggish sales due to reduced business and consumer spending, and the fund's relatively heavy exposure to these stocks detracted from performance. In addition, a number of previously strong technology performers posted declines during the reporting period. Lower search volumes weighed on Google, and Microsoft fell as investors reacted to its recent bid for search-engine giant Yahoo!. Networking firm Cisco Systems' stock dropped amid spotty international sales trends. Semiconductor company Broadcom also experienced a decline as revenues for its venture into semiconductors for wireless mobile-phone handsets had not yet counterbalanced elevated research-and-development costs.

Despite a positive contribution from natural gas company Ultra Petroleum, the fund's relatively light exposure to the energy area, paired with disappointing investments in diversified oil companies and refiners, caused it to trail the benchmark's energy component. Avoiding aerospace stocks aided the funds performance in the industrials area as Boeing's further delay of its 787 commercial airliner weighed on the performance of its own shares as well as the shares of its many suppliers. However, otherwise lagging stock selections and an underweighted allocation to the industrials sector proved detrimental to the fund's results. Another notably weak stock, Whole Foods Market, was slow to realize the benefits of eliminating cost redundancies and streamlining in-store processes after a recent acquisition.

Despite poor performance from many financials stocks, our focus on companies with limited mortgage exposure, combined with a substantially underweighted allocation to the sector overall, supported the fund's relative performance. In particular, securities-trading service provider State Street achieved higher transaction volumes and larger net-interest margins on customer loans. Results compared to the benchmark also were bolstered by consumer discretionary stocks, such as mass merchandiser Wal-Mart Stores, which experienced improved sales trends as cost-conscious consumers returned to cheaper goods, and Gap, which benefited from improved inventory positions, increased efficiency and cost eliminations.

An underweighted allocation to telecommunication services benefited performance, as several companies in the sector reported lower sales volumes. Other solid individual performers included health care firm Gilead Sciences, which expanded its market share, and fertilizer firm PotashCorp of Saskatchewan, which benefited from increased demand and positive pricing power.

Distressed Sectors May Offer Opportunities

We believe that the market has mostly absorbed the negative consequences of the sub-prime mortgage debacle and may soon show signs of reduced volatility. When mortgage delinquencies stabilize and credit begins to expand, beaten-down financials and consumer stocks may be poised to advance. Conversely, we are less optimistic regarding the energy sector, which has enjoyed a strong run over the past several years.

April 15, 2008

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Standard & Poor's 500 Composite Stock Price Index is a widely accepted, unmanaged index of U.S. stock market performance. The index does not take into account fees and expenses to which the fund is subject.*

[3] *SOURCE: LIPPER, INC. – Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Growth Index is an unmanaged index which measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values. The index does not take into account fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Growth and Income Fund from October 1, 2007 to March 31, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.02	$ 11.90	$ 11.49	$ 43.05	$ 12.41
Ending value (after expenses)	$864.00	$859.90	$860.50	$831.90	$859.80

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended March 31, 2008

	Class A	Class B	Class C	Class I	Class T
Expenses paid per $1,000†	$ 8.67	$ 12.88	$ 12.43	$ 46.48	$ 13.43
Ending value (after expenses)	$1,016.40	$1,012.20	$1,012.65	$978.00	$1,011.65

† *Expenses are equal to the fund's annualized expense ratio of 1.72% for Class A, 2.56% for Class B, 2.47% for Class C, 9.40% for Class I and 2.67% for Class T, multiplied by the average account value over the period, multiplied by 183/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

March 31, 2008 (Unaudited)

Common Stocks–98.7%	Shares	Value ($)
Computer Software/Services–7.0%		
Apple	3,370 [a]	483,595
Microsoft	41,536	1,178,792
		1,662,387
Consumer Discretionary–13.5%		
Advance Auto Parts	5,295	180,294
Amazon.com	2,214 [a]	157,858
Best Buy	2,268	94,031
Coach	5,933 [a]	178,880
DeVry	5,986	250,454
Discovery Holding, Cl. A	5,834 [a]	123,797
Expedia	8,431 [a]	184,555
Gap	28,554	561,943
Home Depot	8,198	229,298
Nordstrom	4,220 [b]	137,572
Omnicom Group	5,615	248,071
Philip Morris International	6,116 [a]	309,347
Royal Caribbean Cruises	5,345 [b]	175,850
Starbucks	9,276 [a]	162,330
Walt Disney	5,955	186,868
		3,181,148
Consumer Staples–13.3%		
Altria Group	6,116	135,775
Avon Products	14,407	569,652
Colgate-Palmolive	3,314	258,194
Dean Foods	10,767	216,309
Estee Lauder, Cl. A	4,769	218,659
Kraft Foods, Cl. A	10,920	338,629
Procter & Gamble	3,398	238,098
Wal-Mart Stores	14,026	738,890
Whole Foods Market	12,729 [b]	419,675
		3,133,881
Energy–7.7%		
Chevron	3,283	280,237
Exxon Mobil	8,536	721,975
Halliburton	8,959	352,357
Schlumberger	875	76,125
Sunoco	2,132	111,866

Common Stocks (continued)	Shares	Value ($)
Energy (continued)		
Ultra Petroleum	3,660 [a]	283,650
		1,826,210
Exchange Traded Funds−1.9%		
iShares Russell 1000 Growth Index Fund	1,890	102,892
Powershares QQQ	2,254 [b]	98,545
Standard & Poor's Depository Receipts (Tr. Ser. 1)	1,868 [b]	246,520
		447,957
Financial−7.1%		
Assurant	4,874	296,631
Charles Schwab	22,577	425,125
Goldman Sachs Group	641	106,015
Janus Capital Group	8,855	206,056
State Street	3,000	237,000
Unum Group	18,869	415,307
		1,686,134
Health Care−12.8%		
Allergan	4,861	274,112
Amylin Pharmaceuticals	4,738 [a,b]	138,397
Genentech	4,661 [a]	378,380
Gilead Sciences	7,715 [a]	397,554
Johnson & Johnson	3,260	211,476
Medtronic	2,779	134,420
Merck & Co.	8,048	305,422
Pharmaceutical Product Development	9,523	399,014
Thermo Fisher Scientific	9,008 [a]	512,015
Wyeth	6,419	268,057
		3,018,847
Industrial−6.7%		
Deere & Co.	2,271	182,679
Dover	4,594	191,937
FedEx	1,913	177,278
General Electric	12,327	456,222
Union Pacific	1,427	178,917
Waste Management	12,041	404,096
		1,591,129

Common Stocks (continued)	Shares	Value ($)
Information Technology−23.6%		
Accenture, Cl. A	5,561	195,580
Adobe Systems	5,700 a	202,863
Agilent Technologies	15,611 a	465,676
Akamai Technologies	7,521 a	211,791
Altera	6,454	118,947
CA	5,371	120,848
Cisco Systems	19,496 a	469,659
Corning	9,735	234,029
eBay	4,340 a	129,506
Electronic Arts	12,097 a	603,882
EMC	19,942 a	285,968
Google, Cl. A	832 a	366,471
Intel	17,303	366,478
Juniper Networks	7,311 a	182,775
KLA-Tencor	3,798	140,906
Marvell Technology Group	11,935 a	129,853
MEMC Electronic Materials	3,722 a	263,890
Nokia, ADR	6,886	219,181
NVIDIA	8,397 a	166,177
Oracle	13,044 a	255,141
QUALCOMM	5,918	242,638
Texas Instruments	6,237	176,320
Visa, Cl. A	685	42,717
		5,591,296
Materials−3.5%		
Allegheny Technologies	2,991	213,437
Freeport-McMoRan Copper & Gold	2,480	238,626
Monsanto	1,799	200,589
Potash of Saskatchewan	1,098	170,421
		823,073
Telecommunication Services−1.6%		
Verizon Communications	10,539	**384,147**
Total Common Stocks (cost $22,520,272)		**23,346,209**

Other Investment–.7%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $161,000)	161,000 [c]	**161,000**
Investment of Cash Collateral for Securities Loaned–4.7%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $1,124,027)	1,124,027 [c]	**1,124,027**
Total Investments (cost $23,805,299)	**104.1%**	**24,631,236**
Liabilities, Less Cash and Receivables	**(4.1%)**	**(978,898)**
Net Assets	**100.0%**	**23,652,338**

ADR—American Depository Receipts

[a] *Non-income producing security.*

[b] *All or a portion of these securities are on loan. At March 31, 2008, the total market value of the fund's securities on loan is $1,094,825 and the total market value of the collateral held by the fund is $1,124,027.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited) [†]

	Value (%)		Value (%)
Information Technology	23.6	Industrial	6.7
Consumer Discretionary	13.5	Money Market Investments	5.4
Consumer Staples	13.3	Materials	3.5
Health Care	12.8	Exchange Traded Funds	1.9
Energy	7.7	Telecommunication Services	1.6
Financial	7.1		
Computer Software/Services	7.0		**104.1**

[†] *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

March 31, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $1,094,825)–Note 1(b):		
Unaffiliated issuers	22,520,272	23,346,209
Affiliated issuers	1,285,027	1,285,027
Receivable for investment securities sold		521,811
Dividends and interest receivable		28,578
Receivable for shares of Common Stock subscribed		2
Prepaid expenses		33,351
		25,214,978
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		36,384
Cash overdraft due to Custodian		11,038
Liability for securities on loan–Note 1(b)		1,124,027
Payable for investment securities purchased		252,472
Payable for shares of Common Stock redeemed		93,401
Accrued expenses		45,318
		1,562,640
Net Assets ($)		**23,652,338**
Composition of Net Assets ($):		
Paid-in capital		23,460,289
Accumulated investment (loss)–net		(69,162)
Accumulated net realized gain (loss) on investments		(564,726)
Accumulated net unrealized appreciation (depreciation) on investments		825,937
Net Assets ($)		**23,652,338**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T
Net Assets ($)	20,966,463	1,149,523	1,438,744	5,476.48	92,132
Shares Outstanding	1,221,919	73,760	91,543	338.47	5,782
Net Asset Value Per Share ($)	**17.16**	**15.58**	**15.72**	**16.18**	**15.93**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended March 31, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $294 foreign taxes withheld at source):	
Unaffiliated issuers	165,742
Affiliated issuers	8,667
Income from securities lending	2,620
Total Income	**177,029**
Expenses:	
Management fee–Note 3(a)	101,712
Shareholder servicing costs–Note 3(c)	63,293
Registration fees	28,493
Auditing fees	13,576
Distribution fees–Note 3(b)	12,087
Prospectus and shareholders' reports	8,296
Custodian fees–Note 3(c)	6,333
Legal fees	3,947
Directors' fees and expenses–Note 3(d)	2,052
Loan commitment fees–Note 2	194
Interest expense–Note 2	11
Miscellaneous	8,021
Total Expenses	**248,015**
Less–reduction in fees due to earnings credits–Note 1(b)	(1,824)
Net Expenses	**246,191**
Investment (Loss)–Net	**(69,162)**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(44,058)
Net unrealized appreciation (depreciation) on investments	(3,800,268)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,844,326)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,913,488)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007[a]
Operations ($):		
Investment (loss)–net	(69,162)	(51,729)
Net realized gain (loss) on investments	(44,058)	1,944,123
Net unrealized appreciation (depreciation) on investments	(3,800,268)	2,496,216
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,913,488)**	**4,388,610**
Dividends to Shareholders from ($):		
Net realized gain on investments:		
Class A shares	(2,002,945)	(1,354,064)
Class B shares	(146,225)	(188,040)
Class C shares	(142,598)	(95,571)
Class I shares	(501)	(806)
Class T shares	(9,287)	(11,237)
Total Dividends	**(2,301,556)**	**(1,649,718)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,113,751	2,433,187
Class B shares	100,186	238,027
Class C shares	179,268	254,703
Class I shares	490	9,003
Class T shares	18,272	29,964
Dividends reinvested:		
Class A shares	1,823,342	1,220,838
Class B shares	121,832	160,391
Class C shares	112,335	76,543
Class I shares	501	806
Class T shares	9,287	11,237
Cost of shares redeemed:		
Class A shares	(2,610,392)	(5,201,361)
Class B shares	(829,000)	(2,157,739)
Class C shares	(147,299)	(505,568)
Class I shares	–	(16,525)
Class T shares	(33,308)	(290,444)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(140,735)**	**(3,736,938)**
Total Increase (Decrease) in Net Assets	**(6,355,779)**	**(998,046)**
Net Assets ($):		
Beginning of Period	30,008,117	31,006,163
End of Period	**23,652,338**	**30,008,117**
Undistributed investment (loss)–net	(69,162)	–

	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	57,054	119,865
Shares issued for dividends reinvested	92,603	61,699
Shares redeemed	(137,002)	(254,604)
Net Increase (Decrease) in Shares Outstanding	**12,655**	**(73,040)**
Class B[b]		
Shares sold	5,855	12,681
Shares issued for dividends reinvested	6,795	8,755
Shares redeemed	(46,331)	(114,612)
Net Increase (Decrease) in Shares Outstanding	**(33,681)**	**(93,176)**
Class C		
Shares sold	9,797	13,631
Shares issued for dividends reinvested	6,213	4,151
Shares redeemed	(8,574)	(26,447)
Net Increase (Decrease) in Shares Outstanding	**7,436**	**(8,665)**
Class I		
Shares sold	26	450
Shares issued for dividends reinvested	26	41
Shares redeemed	–	(821)
Net Increase (Decrease) in Shares Outstanding	**52**	**(330)**
Class T		
Shares sold	988	1,567
Shares issued for dividends reinvested	506	601
Shares redeemed	(1,810)	(14,944)
Net Increase (Decrease) in Shares Outstanding	**(316)**	**(12,776)**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended March 31, 2008, 26,825 Class B shares representing $494,790 were automatically converted to 24,540 Class A shares and during the period ended September 30, 2007, 48,691 Class B shares representing $921,625 were automatically converted to 45,200 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended March 31, 2008 (Unaudited)	2007	2006	2005	2004	2003
		Year Ended September 30,				
Per Share Data ($):						
Net asset value, beginning of period	21.56	19.69	18.09	16.49	15.05	12.44
Investment Operations:						
Investment income (loss)−net [a]	(.04)	(.01)	.20	.13	.02	.01
Net realized and unrealized gain (loss) on investments	(2.67)	2.95	1.52	1.49	1.42	2.60
Total from Investment Operations	(2.71)	2.94	1.72	1.62	1.44	2.61
Distributions:						
Dividends from investment income−net	–	–	(.12)	(.02)	–	–
Dividends from net realized gain on investments	(1.69)	(1.07)	–	–	–	–
Total Distributions	(1.69)	(1.07)	(.12)	(.02)	–	–
Net asset value, end of period	17.16	21.56	19.69	18.09	16.49	15.05
Total Return (%) [b]	(13.60)[c]	15.43	9.56	9.83	9.57	20.98
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.72[d]	1.59	1.81	1.61	1.55	1.55
Ratio of net expenses to average net assets	1.72[d,e]	1.59	1.81[e]	1.61[e]	1.55	1.55
Ratio of net investment income (loss) to average net assets	(.41)[d]	(.04)	.11	.71	.14	.04
Portfolio Turnover Rate	44.16[c]	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	20,966	26,070	25,253	27,137	30,924	30,298

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.

See notes to financial statements.

Class B Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.82	18.33	16.87	15.51	14.27	11.91
Investment Operations:						
Investment (loss)−net[a]	(.11)	(.16)	(.11)	(.01)	(.11)	(.11)
Net realized and unrealized gain (loss) on investments	(2.44)	2.72	1.57	1.39	1.35	2.47
Total from Investment Operations	(2.55)	2.56	1.46	1.38	1.24	2.36
Distributions:						
Dividends from investment income−net	–	–	–	(.02)	–	–
Dividends from net realized gain on investments	(1.69)	(1.07)	–	–	–	–
Total Distributions	(1.69)	(1.07)	–	(.02)	–	–
Net asset value, end of period	15.58	19.82	18.33	16.87	15.51	14.27
Total Return (%)[b]	(14.01)[c]	14.46	8.66	8.93	8.69	19.82
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.57[d]	2.43	2.61	2.43	2.39	2.41
Ratio of net expenses to average net assets	2.56[d]	2.43	2.61[e]	2.43[e]	2.39	2.41
Ratio of net investment (loss) to average net assets	(1.27)[d]	(.88)	(.66)	(.08)	(.71)	(.84)
Portfolio Turnover Rate	44.16[c]	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	1,150	2,129	3,677	5,560	7,643	9,611

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class C Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	19.97	18.45	16.96	15.59	14.33	11.94
Investment Operations:						
Investment (loss)–net[a]	(.10)	(.15)	(.11)	(.01)	(.10)	(.10)
Net realized and unrealized gain (loss) on investments	(2.46)	2.74	1.60	1.40	1.36	2.49
Total from Investment Operations	(2.56)	2.59	1.49	1.39	1.26	2.39
Distributions:						
Dividends from investment income–net	–	–	–	(.02)	–	–
Dividends from net realized gain on investments	(1.69)	(1.07)	–	–	–	–
Total Distributions	(1.69)	(1.07)	–	(.02)	–	–
Net asset value, end of period	15.72	19.97	18.45	16.96	15.59	14.33
Total Return (%)[b]	(13.95)[c]	14.54	8.79	8.92	8.79	20.02
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.47[d]	2.36	2.58	2.38	2.26	2.30
Ratio of net expenses to average net assets	2.47[d,e]	2.36	2.58[e]	2.38[e]	2.26	2.30
Ratio of net investment (loss) to average net assets	(1.16)[d]	(.80)	(.66)	(.06)	(.59)	(.72)
Portfolio Turnover Rate	44.16[c]	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	1,439	1,679	1,711	2,002	2,261	2,700

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class I Shares	Six Months Ended March 31, 2008 (Unaudited)	2007 [a]	2006	2005	2004	2003
		Year Ended September 30,				
Per Share Data ($):						
Net asset value, beginning of period	21.18	19.48	17.89	16.58	15.23	12.58
Investment Operations:						
Investment income (loss)−net [b]	(.75)	(.05)	(.01)	(.14)	.03	.02
Net realized and unrealized gain (loss) on investments	(2.56)	2.82	1.69	1.45	1.32	2.63
Total from Investment Operations	(3.31)	2.77	1.68	1.31	1.35	2.65
Distributions:						
Dividends from investment income−net	–	–	(.09)	–	–	–
Dividends from net realized gain on investments	(1.69)	(1.07)	–	–	–	–
Total Distributions	(1.69)	(1.07)	(.09)	–	–	–
Net asset value, end of period	16.18	21.18	19.48	17.89	16.58	15.23
Total Return (%)	(16.81) [c]	14.69	9.44	7.90	8.86	21.06
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	9.41 [d,e]	2.06	1.89	2.83	1.40	1.47
Ratio of net expenses to average net assets	9.40 [d,e]	2.06	1.89 [f]	2.83 [f]	1.40	1.47
Ratio of net investment income (loss) to average net assets	(8.09) [d]	(.27)	(.03)	(.75)	.17	.11
Portfolio Turnover Rate	44.16 [c]	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	5	6	12	7	1	37

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*
[b] *Based on average shares outstanding at each month end.*
[c] *Not annualized.*
[d] *Annualized.*
[e] *The high expense ratio was a result of fixed class expenses being charged to a class wih small net assets.*
[f] *The difference for the period represents less than .01%.*
See notes to financial statements.

Class T Shares	Six Months Ended March 31, 2008 (Unaudited)	Year Ended September 30,				
		2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	20.23	18.67	17.21	15.76	14.52	12.16
Investment Operations:						
Investment income (loss)−net [a]	(.12)	(.11)	(.07)	.01	(.12)	(.11)
Net realized and unrealized gain (loss) on investments	(2.49)	2.74	1.63	1.44	1.36	2.47
Total from Investment Operations	(2.61)	2.63	1.56	1.45	1.24	2.36
Distributions:						
Dividends from investment income−net	–	–	(.10)	–	–	–
Dividends from net realized gain on investments	(1.69)	(1.07)	–	–	–	–
Total Distributions	(1.69)	(1.07)	(.10)	–	–	–
Net asset value, end of period	15.93	20.23	18.67	17.21	15.76	14.52
Total Return (%) [b]	(14.02) [c]	14.58	9.07	9.20	8.54	19.41
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	2.68 [d]	2.17	2.31	2.17	2.42	2.32
Ratio of net expenses to average net assets	2.67 [d]	2.17	2.31 [e]	2.17 [e]	2.42	2.32
Ratio of net investment income (loss) to average net assets	(1.36) [d]	(.59)	(.42)	.05	(.72)	(.74)
Portfolio Turnover Rate	44.16 [c]	70.44	120.00	77.97	44.78	35.00
Net Assets, end of period ($ x 1,000)	92	123	352	306	196	188

[a] Based on average shares outstanding at each month end.
[b] Exclusive of sales charge.
[c] Not annualized.
[d] Annualized.
[e] The difference for the period represents less than .01%.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Growth and Income Fund (the "fund") is a separate non-diversified series of Dreyfus Premier Equity Funds, Inc. (the "Company") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering one series, the fund. The fund's investment objective is long-term capital growth, current income and growth of income, consistent with reasonable investment risk. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser.

On July 1, 2007, Mellon Financial Corporation and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 50 million shares of $1.00 par value Common Stock in each of the following classes of shares: Class A, Class B, Class C, Class I and Class T. Class A and Class T shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Class I shares are sold at net asset value per share only to institutional investors. Other differences between the classes include the services offered to and the expenses borne by each class, the allocation of certain transfer agency costs and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

As of March 31, 2008, MBC Investments Corp., an indirect subsidiary of BNY Mellon, held 68 of the outstanding Class I shares of the fund.

The Company accounts separately for the assets, liabilities and operations of each series. Expenses directly attributable to each series are charged to that series' operations; expenses which are applicable to all series are allocated among them on a pro rata basis.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices, except for open short positions, where the asked price is used for valuation purposes. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Directors. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Directors, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Financial futures are valued at the last sales price.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund has arrangements with the custodian and cash management banks whereby the fund may receive earnings credits when positive cash balances are maintained, which are used to offset custody and cash management fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

Pursuant to a securities lending agreement with Mellon Bank, N.A., ("Mellon Bank") a subsidiary of BNY Mellon and a Dreyfus affiliate, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended March 31, 2008, Mellon Bank earned $1,123 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(e) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended March 31, 2008.

Each of the tax years in the three-year period ended September 30, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax characters of distributions paid to shareholders during the fiscal year ended September 30, 2007 was as follows: ordinary income $56,118 and long-term capital gains $1,593,600. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended March 31, 2008 was approximately $492, with a related weighted average annualized interest rate of 4.39%.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .75% of the value of the fund's average daily net assets and is payable monthly.

During the period ended March 31, 2008, the Distributor retained $1,360 from commissions earned on sales of the fund's Class A shares, respectively, and $4,504 and $98 from CDSC on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B, Class C and Class T shares pay the Distributor for distributing their shares at an annual rate of .75% of the value of the average daily net assets of Class B and Class C shares and .25% of the value of the average daily net assets of Class T shares. During the period ended March 31, 2008, Class B, Class C and Class T shares were charged $5,994, $5,959 and $134, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B, Class C and Class T shares pay the Distributor at the annual rate of .25% of the value of their average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended March 31, 2008, Class A, Class B, Class C and Class T shares were charged $29,778, $1,998, $1,987 and $134, respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended March 31, 2008, the fund was charged $17,917 pursuant to the transfer agency agreement.

The fund compensates The Bank of New York, a subsidiary of BNY Mellon and a Dreyfus affiliate, under a cash management agreement for performing cash management services related to fund subscriptions and redemptions. During the period ended March 31, 2008, the fund was charged $1,806 pursuant to the cash management agreement.

The fund compensates Mellon Bank, under a custody agreement for providing custodial services for the fund. During the period ended March 31, 2008, the fund was charged $6,333 pursuant to the custody agreement.

During the period ended March 31, 2008, the fund was charged $2,709 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $15,180, Rule 12b-1 distribution plan fees $1,710, shareholder services plan fees $5,059, custodian fees $6,085, chief compliance officer fees $2,709 and transfer agency per account fees $5,641.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended March 31, 2008, amounted to $11,906,862 and $14,641,578, respectively.

At March 31, 2008, accumulated net unrealized appreciation on investments was $825,937, consisting of $2,448,530 gross unrealized appreciation and $1,622,593 gross unrealized depreciation.

At March 31, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

At a meeting of the fund's Board of Directors held on March 4 and 5, 2008, the Board unanimously approved the continuation of the fund's Management Agreement with Dreyfus for a one-year term ending March 30, 2009. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus. In approving the continuance of the Management Agreement, the Board considered all factors that they believed to be relevant, including, among other things, the factors discussed below.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus's representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus's representatives noted the various distribution channels for the fund as well as the diverse methods of distribution among other funds in the Dreyfus fund complex, and Dreyfus's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of accounts investing in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus's research and portfolio management capabilities and Dreyfus's oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance, management fee and expense ratio, and comparative data supplied by Lipper, Inc., an independent provider of mutual fund data, including contractual and actual (net of fee waivers and expense reimbursements) management fees, operating expense components and total return performance. The fund's performance was compared to that of a Performance Universe, consisting of all funds with the same Lipper classification/objective, and a Performance Group, consisting of comparable funds chosen by Lipper based on guidelines previously approved by the Board. Similarly, the fund's contractual and actual management fee and operating expenses were compared to those of an Expense Universe, consisting of funds with the same or similar Lipper classification/objective, and an Expense Group, consisting comparable funds chosen by Lipper based on guidelines previously approved by the Board. As part of its review of expenses, the Board also considered other fund expenses, such as transfer agent fees, custody fees, 12b-1 or non-12b-1 service fees (if any), and other non-management fees, as well as any waivers or reimbursements of fees and expenses.

In its review of performance, the Board noted that the current portfolio manager was appointed in August 2006. The Board observed that the fund's average annual total return ranked in the third quartile of its Performance Group and Performance Universe, for the two-year period ended January 31, 2008 and ranked in the fourth quartile of its Performance Group and ranked in the third quartile of its Performance Universe, for the one- and three-year periods ended January 31, 2008.

In its review of the fund's management fee and operating expenses, the Board examined the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, noting, among other things, that the fund's management fee and total expense ratio were higher than the median of the Expense Group and Expense Universe, largely as a result of the fund's relatively small asset base.

Representatives of Dreyfus reviewed with the Board members the fees paid to Dreyfus or its affiliates by mutual funds and/or separate accounts managed by Dreyfus with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"), and explained the nature of the Similar Accounts and the differences, from Dreyfus's perspective, as applicable, in providing services to the Similar Accounts as compared to the fund. Dreyfus's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to Dreyfus and discussed the relationship of the advisory fees paid in light of Dreyfus's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Accounts managed by Dreyfus, to evaluate the appropriateness and reasonableness of the fund's management fees. The Board acknowledged that differences in fees paid by the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. Dreyfus's representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted the soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on a fund being of a substantial size and having increasing assets. Given the size of the fund, the Board deemed the consideration of economies of scale to be premature. It also was noted that Dreyfus did not realize a profit on the fund's operations.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

• The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

• The Board generally was satisfied with the fund's recent performance.

• The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

• The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that continuation of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

**Dreyfus Premier
Growth and Income Fund**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

| **Ticker Symbols:** | Class A: PEGAX | Class B: PEGBX | Class C: DGICX |
| | Class I: DRERX | Class T: DGITX | |

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2007, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.



0320SA0308